FILED BY NORANDA INC.
                              PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                              SUBJECT COMPANY:
                              NORANDA INC. COMMISSION FILE NO. 333-123546


The following is a bulletin sent to Noranda employees who participate in the Noranda Employee Share Savings Plan.

                                NORANDA INC.
                               ESSP BULLETIN
                               APRIL 22, 2005

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INTRODUCTION

On March 24, 2005, Noranda made an offer (which is referred to in this Bulletin as the Issuer Bid) to purchase up to 63,377,140 of its Common Shares in exchange for up to 50,000,000 of its Junior Preference Shares. This communication is being made in respect of the Issuer Bid. The Issuer Bid is open for acceptance by Noranda's common shareholders until 8:00 p.m. (Toronto time) on April 28, 2005. The other terms and conditions of the Issuer Bid are described in Noranda's Offer to Exchange and Circular dated March 24, 2005 (which is referred to in this Bulletin as the Issuer Bid Circular), a copy of which is available on the Noranda website at www.noranda.com. We encourage you to review the Issuer Bid Circular carefully.

COMMONLY ASKED QUESTIONS ABOUT THE ESSP AND THE ISSUER BID

WHAT IS THE ISSUER BID?

The Issuer Bid is essentially a share buyback program. Under the Issuer Bid, Noranda is offering to repurchase a portion of its Common Shares from shareholders in exchange for Junior Preference Shares of Noranda.

IF I DECIDE TO TENDER TO THE ISSUER BID, WHAT WILL I RECEIVE IN
EXCHANGE FOR THE NORANDA COMMON SHARES THAT I TENDER?

o Under the terms of the Issuer Bid, Noranda will issue 0.316 Junior Preference Shares, Series 1, 0.316 Junior Preference Shares, Series 2 and 0.158 Junior Preference Shares, Series 3 in exchange for each Common Share of Noranda purchased under the Issuer Bid. Noranda will satisfy each shareholder's remaining fractional share interests in cash.

o The Junior Preference Shares issued by Noranda under the Issuer Bid represent a value of U.S.$19.72 (or Cdn.$23.70 based on the March 22, 2005 exchange rate quoted in the Issuer Bid Circular) per Common Share purchased under the Issuer Bid.

WHAT ARE JUNIOR PREFERENCE SHARES?

o The Junior Preference Shares are a new class of shares of Noranda that will be created for purposes of the Issuer Bid.

o The Junior Preference Shares have different attributes than Noranda's Common Shares. Unlike holders of Noranda's Common Shares, holders of Junior Preference Shares will only be entitled to vote in limited circumstances and they will be entitled to receive fixed quarterly dividends, if declared by Noranda's board of directors.

o The Junior Preference Shares, Series 1, Junior Preference Shares, Series 2 and Junior Preference Shares, Series 3 are redeemable by Noranda no later than the 5th, 7th and 10th anniversary of the date the shares are issued. Noranda generally has the right to redeem Junior Preference Shares for a price of U.S.$25.25 until the date that is two years prior to the final redemption date of the relevant series of Junior Preference Shares and for a price of U.S.$25.00 thereafter.

o Annex "C" to the Issuer Bid Circular contains a more detailed summary of the terms of the Junior Preference Shares.

WILL THE JUNIOR PREFERENCE SHARES BE LISTED ON ANY STOCK EXCHANGE?

There is currently no public market for the Junior Preference Shares. The Toronto Stock Exchange has conditionally approved the listing of the Junior Preference Shares. Listing is subject to Noranda fulfilling all of the listing requirements of the Toronto Stock Exchange. There can be no assurance that Noranda will fulfill the requirements of the Toronto Stock Exchange and, as a result, that the Junior Preference Shares will be listed on the Toronto Stock Exchange. Moreover, even if the Junior Preference Shares are listed, Noranda cannot predict the price at which the Junior Preference Shares will trade and there can be no assurance that an active trading market in those shares will develop or be sustained.

CAN I SELL THE NORANDA COMMON SHARES IN MY ESSP ACCOUNT UNDER THE
ISSUER BID?

Yes. You may tender all or any portion of the shares held in your ESSP account to the Issuer Bid. If all of the conditions to the Issuer Bid are satisfied before the expiry of the bid, Noranda will exchange those Common Shares tendered to the Offer for Junior Preference Shares on a pro rata basis in accordance with the terms of the Issuer Bid. Because Noranda is offering to purchase only a portion of its outstanding Common Shares, the actual number of shares that Noranda purchases from you under the Issuer Bid will depend upon the total number of shares tendered to the Issuer Bid. If Noranda purchases only a portion of the shares that you tender to the Issuer Bid, the remaining shares will be returned to you or your ESSP account.

SHOULD I EXCHANGE MY NORANDA COMMON SHARES FOR JUNIOR PREFERENCE
SHARES?

This decision is entirely up to you. If you need financial or investment advice, you should talk to your financial or investment advisor (such as a stockbroker). If you do not have a financial advisor, a financial representative at your bank can either assist you or direct you to a financial or investment advisor.

AM I A REGISTERED SHAREHOLDER OR A NON-REGISTERED SHAREHOLDER?

If you participate in the Noranda ESSP, you own share units and you are a non-registered shareholder. If you hold actual share certificates for your Noranda Common Shares, you are a registered shareholder. The value of shares and share units is equal.

THE ISSUER BID CIRCULAR REFERS TO A LETTER OF TRANSMITTAL (PRINTED ON BLUE PAPER) AND A NOTICE OF GUARANTEED DELIVERY (PRINTED ON YELLOW PAPER). THESE WERE NOT INCLUDED IN MY PACKAGE. DO I NEED THEM AND, IF SO, WHERE CAN I GET THEM?

Unless you are a registered shareholder, you do not need the Letter of Transmittal or the Notice of Guaranteed Delivery. As mentioned above, if you hold share units through your ESSP account, you are not a registered shareholder. If you hold actual share certificates representing your Noranda Common Shares and you would like to obtain a Letter of Transmittal and a Notice of Guaranteed Delivery, you should contact CIBC Mellon Trust Company, whose contact information is provided on the back page of the Issuer Bid Circular.

WILL I INCUR BROKERAGE OR OTHER TRANSACTION COSTS IF I CHOOSE TO TENDER NORANDA COMMON SHARES TO THE ISSUER BID?

Noranda will pay any administration fees associated with the tender by you of Noranda Common Shares held in your ESSP account.

WILL I BE REQUIRED TO PAY TAX IF I TENDER NORANDA COMMON SHARES TO THE
ISSUER BID?

o If you are resident in Canada and tender Noranda Common Shares held in your ESSP account to the Issuer Bid, you generally will not realize a dividend or capital gain or loss for Canadian federal income tax purposes.

o If you are resident in a jurisdiction outside of Canada, you may have to pay tax on the Junior Preference Shares that you receive in exchange for your Noranda Common Shares. You may wish to refer to the Issuer Bid Circular and consult your own independent tax advisor for advice with respect to the income tax consequences applicable to you having regard to your own particular circumstances.

HOW DO I TENDER THE NORANDA COMMON SHARES HELD IN MY ESSP ACCOUNT
TO THE ISSUER BID?

o If you wish to tender the Noranda Common Shares held in your ESSP account you must complete the enclosed special transaction form entitled "Tender Noranda Common Shares to the Issuer Bid" and submit that form in one of two ways before 4:00 p.m. (Toronto time) on Tuesday, April 26, 2005.

o    There are two ways to submit your form:

1.    by fax to: 1-866-709-9877;

2.    by first class mail or courier to:  Noranda Share Tender
                                    c/o Morneau Sobeco
                                    895 Don Mills Road, Suite 700
                                    One Morneau Sobeco Centre
                                    Toronto, Ontario  M3C 1W3

      Please note: if submitting by mail, please ensure sufficient mailing time.

WHY IS THE CUTOFF DATE FOR TENDERING SHARES UNDER THE ESSP DIFFERENT THAN THE DATE IN THE ISSUER BID CIRCULAR?

Additional time is required in order to receive, consolidate and tabulate the tendered share forms and information, and submit the results to the depository in order to meet the deadline date of the Offer.

WHAT NUMBER DO I COMPLETE ON THE FORM UNDER EMPLOYEE PAYROLL NUMBER?

You should complete your unique identification number that appears on your paystub. This is required in order to ensure that, where there are identical names, the correct employee's tender is completed.

ONCE I HAVE TENDERED THE NORANDA COMMON SHARES HELD IN MY ESSP ACCOUNT TO THE ISSUER BID, CAN I WITHDRAW THOSE SHARES?

If you instruct the ESSP administrator to tender shares held in your ESSP account to the Issuer Bid, you may subsequently withdraw those shares only in certain limited circumstances. Those circumstances are described in section 4 of the Offer to Exchange portion of the Issuer Bid Circular. If you decide to withdraw shares that you have tendered to the Issuer Bid, you should immediately contact Morneau Sobeco, the ESSP administrator. Because of the restrictions on withdrawing shares tendered to the Issuer Bid, you may not be able to effect a withdrawal of those shares in all cases.

WHAT WILL HAPPEN TO THE NORANDA COMMON SHARES THAT I TENDER TO THE ISSUER BID IF THE ISSUER BID IS NOT COMPLETED?

In these circumstances, the Noranda Common Shares that you tendered to the Issuer Bid will remain in your ESSP account.

IF I EXCHANGE MY NORANDA COMMON SHARES FOR JUNIOR PREFERENCE SHARES UNDER THE ISSUER BID, CAN I HOLD THOSE JUNIOR PREFERENCE SHARES IN MY ESSP ACCOUNT?

No. The purpose of the ESSP is to invest regular contributions in the common shares of Noranda. If you elect to receive Junior Preference Shares, you will be issued a certificate representing such Junior Preference Shares, in your name or the name of your broker or other custodian, as you specify. The Company will pay for the cost of issuing such certificate. However, subsequently, you will be responsible for any costs, including brokerage fees, associated with selling these Junior Preference Shares.

WHAT WILL HAPPEN TO NORANDA COMMON SHARES IF NORANDA COMBINES WITH FALCONBRIDGE LIMITED?

Common Shares of Noranda will not be affected by the combination of Noranda and Falconbridge. The stock symbol for the Common Shares, NRD, will remain unchanged after the combination of the two companies. In essence, the combination will be seamless for holders of Noranda Common Shares.

WHO CAN I SPEAK TO IF I STILL HAVE QUESTIONS?

Should you require advice with respect to the elections you are asked to make under the Issuer Bid and the implications thereof, or if you require other related financial advice, you should contact your financial or investment advisor (such as a stockbroker). If you do not have a financial or investment advisor, a financial representative at your bank can either assist you or direct you to a financial or investment advisor. Please note that Noranda ,its employees or the ESSP administrator cannot provide you with any financial or investment advice.

For details on Noranda's ESSP, please visit www.norfalcessp.hroffice.com and click on "Plan Summary".

If you have any further questions on Noranda's ESSP, you may contact the ESSP administrator, Morneau Sobeco, at www.norfalcessp.hroffice.com. You can also call the ESSP CALL CENTRE at 1-866-899-3335 (toll free) or at 416-383-6466 for the Toronto area and expatriates.

OTHER IMPORTANT INFORMATION

In connection with the Issuer Bid, Noranda filed with the U.S. Securities and Exchange Commission (the SEC) a registration statement on Form F-8 containing a share exchange issuer bid circular delivered to the shareholders of Noranda. Noranda, if required, will be filing other documents regarding the Issuer Bid with Canadian securities regulatory authorities and the SEC. These documents will be added to the Noranda website when filed.

You may also obtain, free of charge, documents filed with Canadian securities regulatory authorities at www.sedar.com and documents filed with the SEC at the SEC's website (www.sec.gov). In addition, documents filed by Noranda with Canadian securities regulatory authorities or the SEC may be obtained free of charge by contacting Noranda at (416) 982-7111.

WE URGE YOU TO READ CAREFULLY THE ISSUER BID CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES OR THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

                                 NORANDA INC.
                         EMPLOYEE SHARE SAVINGS PLAN
                      SPECIAL TRANSACTION FORM TO TENDER
                   NORANDA COMMON SHARES TO THE ISSUER BID

      This Special Transaction Form is to be used by members of the Employee Share Savings Plan (the "ESSP") of Noranda Inc. ("Noranda") who wish to deposit common shares of Noranda ("Common Shares") to the offer dated March 24, 2005 (the "Offer") made by Noranda to holders of Common Shares.

      PLEASE COMPLETE THIS SPECIAL TRANSACTION FORM AS SOON AS POSSIBLE AND DELIVERY TO MORNEAU SOBECO, AS THE ADMINISTRATOR OF THE ESSP NO LATER THAN 4:00 P.M. TUESDAY APRIL 26TH, 2005. RECEIPT BY MORNEAU SOBECO AFTER THIS CUTOFF WILL NOT CONSTITUTE A VALID DELIVERY.

      PLEASE READ CAREFULLY THE ISSUER BID AND RELATED CIRCULAR AND THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS SPECIAL TRANSACTION FORM.

TO:        Morneau Sobeco

AND TO:    Noranda Inc.

      Subject only to the provisions of the Offer regarding withdrawal, the undersigned irrevocably accepts the Offer and authorizes and directs you to deposit, for and on behalf of the undersigned, the number of Common Shares allocated to the undersigned's account in the ESSP set forth below:

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                                               DEPOSIT ALL COMMON
                                               SHARES IN MY ACCOUNT
NAME OF MEMBER                                 OR THE NUMBER OF
(PLEASE PRINT)               EMPLOYEE PAYROLL  COMMON SHARES SET OUT
                                  NUMBER       BELOW

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      The undersigned acknowledges receipt of the Offer and the related circular.

                                  SIGN HERE

                                       Dated: April         , 2005
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Signature of ESSP
Member

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Name of ESSP Member                    ESSP Member Work Location